SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

We hereby inform our shareholders and the market in general that we are in contact with the Securities and Exchange Commission and the New York Stock Exchange (NYSE) to discuss the necessary procedures to file our annual reports on Form 20-F for the years ended 2015 and 2014 and to avoid the delisting of our ADRs – American Deposit Receipts listed on the NYSE.

The ongoing investigation conducted by Hogan Lovells is not substantially complete, and, accordingly, the information available to us at the moment is not sufficient for us to assess, in light of the applicable Brazilian and U.S. laws, potential impacts on our financial statements. Despite our efforts and the resources employed in the investigation, the investigation schedule was substantially impacted by difficulties relating to the investigation of certain of our SPEs, in which we hold a minority interest. This was because of restrictions imposed by Brazilian corporate law, as well as limited access to confidential testimonies and plea bargains in connection with the Lava Jato investigation.

We are in the process of developing procedures and methodologies to address these matters appropriately. However, we cannot confirm that we will be able to file our annual reports on Form 20-F on time.

If we do not file the annual reports on Form 20-F for the years ended 2014 and 2015, we will be in noncompliance with the listing requirements of the NYSE, albeit on an involuntary basis. If this occurs, the NYSE may initiate a suspension or delisting procedure of our securities currently listed on the NYSE.

RELEVANT FACT

In the event that the NYSE initiates such suspension or delisting procedure, we will file all applicable appeals.

If our ADRs are delisted, we may modify our ADR Program in order for our ADRs to continue to be negotiated on the over the counter ("OTC") market. In any event, we will continue our efforts to ensure that the ongoing investigation is completed on an independent basis and file our annual reports on Form 20-F, as required by the applicable laws.

Rio de Janeiro, May 11, 2016.

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.